October 28, 2019

Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.A.
4501 Manolia Cove Drive, Suite 106
Houston, TX 77345

       Re: Orion Engineered Carbons S.A.
           Form 20-F for the year ended December 31, 2018
           Filed March 8, 2019
           File No. 001-36563

Dear Mr. Herlinger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Jonathan Ellis